Exhibit 99.1

The9 Limited Announced the Launch of NFT Platform NFTSTAR.

Former Dapper Labs Vice President of Operations will Join as COO

SINGAPORE, August 30, 2021 – The9 Limited (Nasdaq: NCTY) ("The9"), an established Internet company, today announced that it has formally stepped into the Non-Fungible Token (“NFT”) business. NFTSTAR Singapore Pte. Ltd., a Singapore wholly owned subsidiary of The9 Limited, will launch a NFT trading and community platform NFTSTAR (www.nftstar.com), which is expected to be officially launched in the fourth quarter of this year, while user pre-registration incentive program is now starting.

The9 also announced that Mr. Gagan Palrecha, the former Dapper Labs VP Operations, will join NFTSTAR as the Chief Operation Officer (COO). Chris Shen, CEO of NFTSTAR said, “We are very glad that Mr. Palrecha is joining NFTSTAR. NBA Top Shot, developed and operated by Dapper Labs, has already achieved great success in the NFT market. Mr. Palrecha has extensive experience and resources for the operation of the NFT platform. He will work with the management team to further formulate both short-term and long-term product and operation strategies.” Mr. Palrecha will be responsible for business development, fostering partnerships with celebrities and strategic partners, product strategy, and business operations. Mr. Palrecha will also establish an operation team in North America.

NFTSTAR is a NFT trading and community platform that provides users with purchase, trade, and interactive activities. NFTSTAR will feature NFT collections created by global stars licensed IPs. Users can purchase different tiers of blind boxes and own stars’ limited NFT collections. Each NFT collectible has a unique record on the blockchain, and the users will obtain the ownership of the unique NFT collectible through purchase on the platform, or through trading on NFTSTAR’s marketplace. NFTSTAR will accept general payment methods such as credit cards to make it easy for mainstream consumers to participate.

NFTSTAR Community will feature stars from various fields, including but not limited to sports, entertainment, art, and other industries celebrities. Global sports stars will be the main partners at the initial launch. The9 will soon announce NFTSTAR’s sports stars lineup one by one. NFTSTAR community aims to create a significant entrance to the future metaverse through NFT collections, trading, and community platform.

Zhu Jun, Chairman and CEO of The9 said, “NFT market is growing rapidly all over the world. Our NFTSTAR platform has great potential to grow. Driven by the dual core businesses of NFT and cryptocurrency mining, our globalization strategy is getting more solid, and a broader market will bring stronger growth to The9.”

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en